November 18, 2004

Edward J. Meehan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

RE:	BlackRock Global Energy and Resources Trust
      333-119876 and 811-21656

Dear Mr. Meehan:

	We have reviewed the registration statement on Form N-2 for the
BlackRock Global Energy and Resources Trust, filed with the
Securities and Exchange Commission on October 21, 2004. We have the following comments:

PROSPECTUS

1. Please note that a comment given in one section also should be complied with throughout the registration statement.

Cover Page
2. On the cover page it states, "Initially, the Trust expects to invest in issuers located in approximately __ countries, including the United States." Please disclose the Trust`s policy on investment in the number of countries other than the "initial stage" (i.e. under normal market conditions). In addition, please clarify the Trust`s commitment to invest "Globally" (i.e. in a minimum number of countries and a minimum % of net assets).

3. Pursuant to Item 1 of Form N-2, please make prominent the statement that (1) the Trust has no prior history and (2) the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.

Prospectus Summary
4. The investment objective of the Trust is "to provide total return through a combination of current income and capital appreciation." Please explain supplementally how a strategy of investing in equity securities of energy and natural resources companies will meet the Trust`s objective of "current income".

5. Please disclose the Trust`s intention (if any) to borrow money, issue preferred shares, or engage in any other leverage strategy in the prospectus summary and elsewhere as appropriate.

6. Under the heading "Distributions" it states, "To permit the Trust to maintain a more stable quarterly distribution, the Trust may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Trust for any particular quarterly period may be more or less than the amount of income actually earned by the Trust during that period." Please supplementally disclose the Trust`s intention of complying with Rule 19a-1 of the 1940 Act and discuss the consequences if the Trust overdistributes its net investment income.

7. Under the heading "Emerging Markets Risk," please define
"Emerging
Markets."

Fee Table
8. Footnote (3) to the Fee Table States, "the Trust will pay offering and organizational expenses of the Trust (other than sales load) up to an aggregate of $0.03 per share of the Trust`s common shares." SOP 98-5 requires that organizational costs to be expensed as incurred. If organizational costs are charged to the Trust, the adviser must decide at the time the seed balance sheet is filed how the Trust will meet its minimum seed capital requirement and pay for the organizational expenses. This arrangement is not acceptable under GAAP because it allows the Trust to defer organizational expenses until the $0.03 per share threshold is translated into dollars.

9. Footnote (3) to the Fee Table states, "You will be charged a
$2.50
service charge and pay brokerage charges if you direct the plan agent
(as defined below) to sell your common shares held in a dividend reinvestment account." Under the heading, "Dividend Reinvestment Plan" it states, "Participants that request a sale of shares through the Plan Agent are subject to $2.50 sales fee and a $0.15 per share sold brokerage commission." Please include the amount of the brokerage commission in the footnote to the fee table.

The Trust`s Investments
10. In this section it states, "The percentage limitations applicable to the Trust`s portfolio described in this prospectus apply only at the time of investment and the Trust will not be required to sell securities due to subsequent changes in the value of securities it owns." Please qualify this disclosure to make it clear that such percentage limitation (applicable only at the time of investment) does not apply to the Trust`s borrowing policy.

11. Under the heading "Master Limited Partnerships," it states "the general partner is typically owned by a major energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties." Please supplementally disclose whether the Trust may invest in general partnership interests of MLPs.

Management of the Trust
12. Under the heading "Portfolio Managers," it states "Mr. Walsh, a managing director of the Sub-Advisor, joined the firm in 1999 and has worked as an investment professional since 1982." Please disclose Mr. Walsh`s business experience for the last 5 years.

13. Under the heading "Portfolio Managers," it states "Mr. Rice, a senior vice president of the Sub-Advisor, joined the firm in 1984 and has worked as an investment professional since 1979." Please disclose Mr. Rice`s business experience for the last 5 years.

14. Under the heading, "Investment Management Agreement," it states
"the Trust will also reimburse BlackRock Advisors for certain expenses BlackRock Advisors incurs in connection with performing certain services for the Trust." Please disclose the nature of these services anticipated by this provision.

15. In this section it also states "a pro rata portion of the salaries, bonuses, health insurance, retirement benefits and similar employment costs for the time spent on Trust operations (other than
the provision of services required under the investment management agreement) of all personnel employed by BlackRock Advisors who devote substantial time to Trust operations may be reimbursed to
BlackRock
Advisors."   Please disclose the nature of the reimbursable
services
expected to be provided by personnel employed by BlackRock Advisors who will devote substantial time to Trust operations.

16. In addition, please file all management-related contracts with the pre-effective amendment.

Net Asset Value
17. Please include the methods by which the Trust`s investments in foreign securities, emerging markets, MLPs, and derivatives will be valued.

Description of Shares
18. Under the heading "Description of Shares" it states, " each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the trustees shall have the power to cause shareholders to pay expenses of the Trust by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of common shares owned by each respective shareholder." (Emphasis added.) Please explain supplementally what is meant by the above referenced sentence.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions
19. Under this heading, restriction (1) states that the Trust may not
"invest 25% or more of the value of its total assets in any single industry (other than the energy and natural resources industry." Here and in the Prospectus, please disclose that the Trust will invest 25% or more in the energy and natural resources industry.

Management of the Trust
20. Per our conversation and earlier correspondence, please revise the disclosure for the Board of Directors` approval of the advisory and subadvisory contracts so as to discuss all of the material factors considered by the Board. Do not merely list the issues. The discussion should relate the issues to the specific circumstances of the registrant and the Investment Adviser. Describe in reasonable detail the decisions reached by the Board that formed the basis of its decision to approve the contract. Avoid conclusory statements.
See Item 18.13 of Form N-2 and the discussion in Release No. IC-24816, "Role of Independent Directors of Investment Companies," (February 15, 2001).

Portfolio Transactions and Brokerage
21. Under this heading it states, "When two or more companies or accounts seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis by the Adviser and/or Subadviser in their discretion in accordance with the accounts` various investment objectives." Please disclose the basis for allocating trades among a number of accounts and state whether such allocation is based on procedures approved and monitored by the Board of Directors.

GENERAL

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Trust`s final pre-effective amendment.

24. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

			*		*		*		*

		If you have any questions about these comments, please call me at 202-942-0542.

								Sincerely,



								Laura E. Hatch
								Staff Accountant
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Edward J. Meehan, Esq.
November 18, 2004
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